Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (Non-Viability Contingent Capital (NVCC))

TORONTO, October 15, 2020 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its 6,000,000 outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (Non-Viability Contingent Capital) (the “Preferred Shares Series 35”) for an aggregate total of $156 million on November 25, 2020. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Preferred Shares Series 35 are redeemable at the Bank’s option on or after August 25, 2020 and prior to August 25, 2021, at a redemption price of $26.00 per share. Payment of the redemption price will be made by the Bank on November 25, 2020.

Separately from the payment of the redemption price, the final quarterly dividend of $0.3125 per share for the Preferred Shares Series 35 announced by the Bank on August 25, 2020 will be paid in the usual manner on November 25, 2020, to shareholders of record on November 2, 2020.

Notice will be delivered to holders of the Preferred Shares Series 35 in accordance with the terms outlined in the Preferred Shares Series 35 prospectus supplement.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $974 billion as of July 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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